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                            May 19, 2023

       Steven Kobos
       Chief Executive Officer
       Excelerate Energy, Inc.
       2445 Technology Forest Blvd., Level 6
       The Woodlands, TX 77381

                                                        Re: Excelerate Energy,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 11, 2023
                                                            File No. 333-271850

       Dear Steven Kobos:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Claudia
Rios, Staff Attorney, at (202) 551-8770 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Energy & Transportation
       cc:                                              Andrew Fabens, Esq.